UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NUTRACEA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45776L100

(CUSIP Number)

Baruch Halpern
20900 NE 30th Ave, Suite 200
Aventura, FL 33180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45776L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Baruch Halpern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 2,095,533(1)

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 8,604,467 (See item 5 below)

	9.	Sole Dispositive Power 2,095,533(1)

	10.	Shared Dispositive Power 8,604,467 (See Item 5 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,700,000 (See Item 5 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

(1)
Represents (i) 399,105 shares underlying options granted by NutraCea to Mr. Halpern which will vest within the next sixty calendar days from the date hereof, and (ii) warrants to purchase up to 1,696,428 shares of Common Stock at $0.07 per share.

Item 1.	Security and Issuer

This amendment amends the statement on Schedule 13D, previously filed on October 26, 2011, relating to the common stock, no par value (“Common Stock”), of NutraCea, a California corporation (“NutraCea”).  The principal executive offices of NutraCea are located at 6720 North Scottsdale Road, Suite 390, Scottsdale, AZ.

Item 2.	Identity and Background

This Schedule 13D is filed by Baruch Halpern, an individual. The address of Mr. Halpern is 20900 NW 30th Avenue, Suite 200, Aventura, FL 33180.  He is Managing Director for Halpern Capital, Inc. located at 20900 NW 30th Avenue, Suite 200, Aventura, FL 33180.

During the five years prior to the date hereof, Mr. Halpern has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Halpern is an American citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On February 14, 2011, Mr. Halpern and NutraCea entered into a Note and Warrant Purchase Agreement whereby NutraCea issued to Mr. Halpern an 8.5% convertible promissory note in the original principle amount of $500,000 which was convertible into shares of Common Stock at $0.25 per share, and warrants to purchase 500,000 shares of Common Stock at $0.25 per share.

On June 29, 2011, Mr. Halpern and NutraCea entered into a Note and Warrant Purchase Agreement to restructure the February 14, 2011 convertible promissory notes and warrants, which were cancelled.  Mr. Halpern and NutraCea entered into a Note and Warrant Purchase Agreement whereby NutraCea issued to Mr. Halpern (1) a convertible promissory note in the original principle amount of approximately $739,000 which was convertible into shares of Common Stock at $0.21 per share, (2) a convertible promissory note in the original amount of $270,000 which was convertible into shares of Common Stock at $0.21 per share, and (3) warrants to purchase 1,000,000 shares of Common Stock at $0.23 per share (the “First Prior Agreement”).

On August 31, 2011, Mr. Halpern and NutraCea entered into a Note and Warrant Purchase Agreements whereby NutraCea issued to Mr. Halpern (1) a convertible promissory note in the original principle amount of $730,000 which was convertible into shares of Common Stock at $0.21 per share, and (2) a warrant to purchase 730,000 shares of Common Stock at $0.23 per share (the “Second Prior Agreement”).

On October 7, 2011, Mr. Haplern and NutraCea entered into a Note and Warrant Purchase Agreement (the “October 2011 Agreement”) to restructure previously issued convertible promissory notes and warrants and to allow NutraCea to borrow additional funds.  Pursuant to the October 2011 Agreement, Mr. Halpern cancelled the warrants and the convertible promissory notes issued under the First Prior Agreement and the Second Prior Agreement (collectively, the “Prior Agreements”) in exchange for the issuance of a new convertible promissory note in the original principal amount of approximately $1,773,000 to Baruch Halpern and Shoshana Halpern, as trustees of the Shoshana Shapiro Halpern Revocable Trust UA June 13, 2006 (the “Trust”).  In addition, the Trust purchased and NutraCea issued a convertible promissory note in the original principal amount of $550,000. In consideration for the note purchase and the cancellation of the warrants under the Prior Agreements, NutraCea issued the Trust a warrant to purchase 2,323,186 shares of Common Stock at $0.22 per share that was to expire on June 15, 2015. Each of the October 7, 2011 convertible promissory notes was due and payable on October 16, 2014, bore interest at an annual rate equal to 10% per year, and was convertible into shares of Common Stock at $0.20 per share.

On January 18, 2012, in connection with the Note and Warrant Agreement entered into on January 17, 2012 (the “January 2012 Agreement”), Mr. Halpern cancelled the warrants and the convertible promissory notes issued under the October 2011 Agreement and paid an additional $112,523 in exchange for the issuance of a new convertible promissory note in the original principal amount of approximately $2,500,000 to the Trust. In consideration for the note purchase and the cancellation of the warrants, NutraCea issued to the Trust a warrant to purchase 25,000,000 shares of Common Stock at $0.12 per share that expires January 18, 2017. The convertible promissory note is due and payable on January 18, 2015 and bears interest at an annual rate equal to 10% per year.  Each convertible note shall be convertible into shares of Common Stock at $0.10 per share.  The note and warrant issued January 18, 2012 contains full ratchet antidilution provisions.

On July 31, 2012, NutraCea, the Trust and other certain investors amended the Note and Warrant Purchase Agreement dated January 17, 2012 (the “Amendment”) to, among other things, extend the maturity date to July 31, 2015 and reduce the conversion price to $0.07 on all outstanding Notes.  In addition, all outstanding warrants issued under the Note and Warrant Purchase Agreement held by the parties to the Amendment were amended such that the (a) the exercise price is now equal to $0.08, (b) the number of shares of Common Stock issuable upon exercise of each warrant outstanding as of the effective date will be equal to the quotient obtained by dividing (i) the original principal amount of the Note issued to the holder of the Note, by (ii) $0.07, and (c) the exercise price of each warrant was extended to July 31, 2017.  Based on the Amendment, under the January 2012 Agreement, the Trust holds (1) a convertible promissory note in the original principal amount of approximately $2,500,000, and (2) a warrant to purchase up to 35,714,286 shares of Common Stock at $0.08 per share.  The note is convertible into 35,714,286 shares of Common Stock at $0.07 per share.

In connection with the Amendment, Mr. Halpern invested an additional $100,000 in exchange for the issuance of a new convertible promissory note in the original principal amount of approximately $100,000. In consideration for the note purchase, NutraCea issued to Mr. Halpern a warrant to purchase 1,428,571 shares of Common Stock at $0.07 per share that expires July 31, 2017. The convertible promissory note is due and payable on July 31, 2015 and bears interest at an annual rate equal to 10% per year.  The convertible note shall be convertible into shares of Common Stock at $0.07 per share.  The note and warrant issued July 31, 2012 contains full ratchet antidilution provisions.

Mr. Halpern, as managing director of Halpern Capital, also received two warrants to purchase up to 1,017,857 and 321,429 (after adjustments based on full ratchet antidilution provisions) shares of Common Stock as consideration for Halpern Capital acting as NutraCea’s placement agent for two financings that took place in January 2012.  In addition, Mr. Halpern received a warrant to purchase up to 416,570 shares of Common Stock as consideration for Halpern Capital acting as NutraCea’s placement agent for the subsequent closings under the January 2012 Agreement as amended.  The warrants have an exercise price of $0.07 per share and expire July 31, 2017.

The convertible promissory notes and the warrants described herin provides that no holder of the notes or warrants shall be entitled to convert or exercise, as the case may be, the notes and warrants to the extent that such conversion or exercise would cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 4.99% of the outstanding shares of Common Stock following such conversion or exercise (which provision may be waived by such holder by written notice from such holder to NutraCea, which notice shall be effective 61 days after the date of such notice).

Assuming a conversion price of $0.07, if the notes were converted and the warrants were exercised as of the date hereof, Mr. Halpern would beneficially own 84,541,427 shares of Common Stock which would represent approximately 29.2% of the total shares of Common Stock outstanding, based on 204,833,937 shares of Common Stock outstanding as informed by NutraCea on July 31, 2012.  However, as noted above, Mr. Halpern is prevented from converting the notes or exercising the warrants to the extent such conversion would result in Mr. Halpern, beneficially owning (as determined in accordance with section 13(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) in excess of 4.99% of the then and outstanding shares of Common Stock.

On January 18, 2012 in connection with the appointment of Mr. Halpern as director of NutraCea, NutraCea granted Mr. Halpern an option to purchase up to 229,167 shares of Common Stock at an exercise price equal to $0.20 per share.  The option vests in eleven equal monthly installments commencing on February 29, 2012.

On March 27, 2012, NutraCea granted Mr. Halpern an option to purchase up to 169,938 shares of Common Stock at an exercise price equal to $0.14 per share.  The option vests in nine equal monthly installments commencing on April 30, 2012.

In addition to the above transactions, Mr. Halpern beneficially owns 790,000 shares of Common Stock and warrants to purchase up to 7,380,743 of Common Stock at an exercise price of $0.07 per share which expire on July 31, 2017.

Item 4.	Purpose of Transaction

Mr. Halpern and the Trust purchased the Common Stock, the convertible notes and warrants for investment purposes. Mr. Halpern has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    Mr. Halpern is or may be deemed to be the beneficial owner of an aggregate of 10,700,000 shares (the “Underlying Shares”) of Common Stock, or approximately 4.99% of the number of (i) outstanding shares of Common Stock outstanding as of July 31, 2012, plus (ii) shares of Common Stock into which the NutraCea securities may be converted.  Mr. Halpern is the beneficial owner of 790,000 shares of Common Stock.  The remainder represents shares which may be converted into Common Stock pursuant to outstanding notes and warrants.

(b)    Mr. Halpern has sole voting and dispositive power over the Common Stock underlying the options to purchase up to 399,105 shares of Common Stock and warrants to purchase up to 1,696,428 shares of Common Stock.  Mr. Halpern has sole voting and dispositive power jointly with Shoshana Halpern with respect to any of the Underlying Shares that he may be deemed to beneficially own.  Please see Rows 7 through 10 of the cover page to this Schedule 13D.

(c)    Other than as described above in Item 3, Mr. Halpern has not engaged in any transaction in NutraCea Common Stock during the 60-day period immediately preceding the date hereof except as described herein.

(d)    Mr. Halpern and Shoshana Halpern are each trustees under the Trust and each have voting and dispositive powers over securities owned by the Trust.

(e)    On January 18, 2012, Mr. Halpern ceased to be the beneficial owner of more than five percent of the Common Stock due to the conversion blockers described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Halpern is a financial advisor who works with NutraCea through Halpern Capital, Inc.  Halpern Capital, Inc. has an agreement with NutraCea under which Halpern Capital may receive between 2.5% and 5%, depending on the type of security offering, of cash consideration for security offerings Halpern Capital arranges for NutraCea.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2012

Date
/s/	Baruch Halpern

Signature
Baruch Halpern, an Individual

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)